VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

December 14, 2020	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: David Lin, Division of Corporation Finance, Office of Finance

Re:	Gores Holdings IV, Inc.

Preliminary Proxy Statement on Schedule 14A (the “Proxy”)

Filed October 2, 2020 and as amended November 6, 2020

File No. 001-39189

Dear Mr. Lin:

This letter is sent on behalf of Gores Holdings IV, Inc. (the “Company”) in response to an oral question from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

As discussed with the Staff by telephone conference, you have asked our view as to whether the amount of fees paid for Blink+TM by United Shore Financial Services, LLC d/b/a United Wholesale Mortgage (“UWM”) is material and, if so, whether the quantification of such amounts should be disclosed in the Proxy. We have discussed the Staff’s question with counsel to UWM, who have advised us that such amounts are immaterial to UWM noting, in particular, that such fees did not exceed $500,000 for the prior fiscal year and are not expected to be material to UWM in the current fiscal year. Accordingly, we are of the view that such amounts need not be specifically quantified as they are immaterial to UWM.

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If you have any questions or would like further information concerning the response to the Staff’s oral question, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Mr. David Lin December 14, 2020 Page 2

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Mark Stone

Kyle C. Krpata, Esq.

Kara L. MacCullough, Esq.

Laurie L. Green, Esq.